Exhibit 99.4

Document 05: Q&A

Voluntary takeover offer of Capital Stage AG for the shares of CHORUS Clean Energy AG

Questions and answers:

What does the voluntary takeover offer of Capital Stage AG to the shareholders of CHORUS Clean Energy AG entail?

The takeover offer of Capital Stage AG to the shareholders of CHORUS Clean Energy AG stipulates a share exchange. Capital Stage AG is offering CHORUS shareholders five (5) Capital Stage shares for every three (3) CHORUS shares. Arithmetically, this corresponds to an exchange ratio of 1.67 Capital Stage shares per CHORUS share. The implied offer price per CHORUS share amounts to € 11.50. This is based on the three-month volume weighted average price (VWAP) of the Capital Stage share as of May 29, 2016. CHORUS shareholders can find further information on the takeover offer in the offer document, which is available for download on the website of Capital Stage AG, www.capitalstage.com, in the investor relation section under “Öffentliches Übernahmeangebot CHORUS Clean Energy”.

Why should CHORUS shareholders accept this offer?

By accepting the offer, CHORUS shareholders enable the combination of Capital Stage AG and CHORUS Clean Energy AG. This combination would result in a leading, independent provider of renewable energy in Europe with significant value creation potential. CHORUS shareholders can participate in this combination. Furthermore, the implied offer price of € 11.50 per CHORUS share mentioned above represents an attractive premium of 36 % for CHORUS shareholders.

Is the offer subject to any condition precedent?

The takeover offer is subject to a minimum acceptance ratio. 50 % of the outstanding CHORUS shares (as at the time of the publication of the offer document) plus one (1) CHORUS share are required for the takeover to be successful.

What must CHORUS shareholders do to accept the takeover offer?

CHORUS shareholders will receive documentation from their custodian bank or securities service provider with which they can provide written notification of their approval of the takeover offer. This must be performed within the acceptance period, which expires at midnight (CET) on September 16, 2016, subject to the possible extension of the acceptance period.

When will CHORUS shareholders who accept the offer receive their Capital Stage shares?

CHORUS shareholders who accept the takeover offer will receive the Capital Stage shares upon completion of the transaction, which especially means after the acceptance period has ended and all offer conditions have been fulfilled. This is expected to occur in the fourth quarter of 2016.

Will any costs or fees arise for CHORUS shareholders with the approval of this takeover offer?

The exchange of CHORUS shares into Capital Stage shares via a custodian bank headquartered in Germany is principally free of charges or fees for CHORUS shareholders.

What are the consequences of a successful offer for me as a CHORUS shareholder, if I do not accept the takeover offer?

In case the transaction is executed, the shares of CHORUS shareholders that have rejected the offer will remain tradable until further notice. Depending on the acceptance rate of the offer, tradable volumes can decline. The price, liquidity and tradability of the CHORUS share could be impacted and significant share price fluctuations could occur.

How will the exchange of CHORUS shares be treated for tax purposes?

CHORUS shareholders are recommended to seek out tax advice that will consider their personal tax situation before accepting the takeover offer.

Where can CHORUS shareholders view the offer document and receive further information?

The offer document is available for download at www.capitalstage.com in the investor relation section under “Öffentliches Übernahmeangebot CHORUS Clean Energy”. Printed copies can be ordered free of charge at DZ BANK AG, Deutsche Zentral-Genossenschaftsbank, Abteilung F/GTIS, Platz der Republik, 60265 Frankfurt am Main (orders via post to address above with full postal address, via fax: +49 69 7447 7816 or via e-mail: angebot-chorus@dzbank.de).

Document 05: Q&A

DISCLAIMER: Please note that the offer document, which alone is authoritative for the takeover offer, contains further information on the takeover offer. Shareholders and investors are advised to read the offer document and information in connection with the public takeover offer, subsequently to their publication, attentively and with due care, because they contain important information. This document does not represent an exchange offer nor a request to submit an exchange offer for shares in CHORUS Clean Energy AG and Capital Stage AG. The final conditions and other conditions related to the offer are contained in the offer document. Its publication was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistung/BaFin) on July 28, 2016. CHORUS shareholders can view these documents on the website www.capitalstage.com in the investor relation section under “Öffentliches Übernahmeangebot CHORUS Clean Energy”. This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.